UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                             Maximum Dynamics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   57774K-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)
 Eric Majors, 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903
                                 (719) 381-1728
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                               November 16, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   57774K-10-9
--------------------------------------------------------------------------------
                  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                           Joshua Wolcott
--------------------------------------------------------------------------------
                 2.   Check the Appropriate Box if a Member of a Group (See
                      Instructions) (a)
                      (b)
--------------------------------------------------------------------------------
                 3. SEC Use Only
--------------------------------------------------------------------------------
                 4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
                 5. Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
                 6. Citizenship or Place of Organization    UNITED STATES
--------------------------------------------------------------------------------
Number of        7.        Sole Voting Power     6,190,000
                                                -------------
Shares

Beneficially     8.        Shared Voting Power   1,060,000
                                                -----------
Owned by

Each             9.        Sole Dispositive Power   5,815,000
                                                   ------------
Reporting

Person           10.       Shared Dispositive Power   1,435,000
                                                     -----------
With

--------------------------------------------------------------------------------
                 11. Aggregate Amount Beneficially Owned by Each Reporting
                     Person              7,250,000
--------------------------------------------------------------------------------
                 12. Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares (See Instructions)
--------------------------------------------------------------------------------
                 13. Percent of Class Represented by Amount in Row (11)  8.9%
                                                                        ------
--------------------------------------------------------------------------------
                 14. Type of Reporting Person (See Instructions)
                             IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, no par value of Maximum Dynamics, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a) Name:                                 Joshua Wolcott
(b) Business Address:                     2 N. Cascade Avenue, Suite 1100,
                                          Colorado Springs, Colorado 80903.

(c) Present Principal Occupation:         Chief Financial Officer of the Issuer

(d) Disclosure of Criminal Proceedings:   Mr. Wolcott has not been convicted in
                                          any criminal proceeding at any time.

(e) Disclosure of Civil Proceedings:      Mr.Wolcott has not been subject to any
                                          judgment, decree or final order
                                          enjoining violations of or prohibiting
                                          or mandating activities subject to
                                          federal or state securities laws or
                                          finding any violations with respect to
                                          such laws.

(f) Citizenship:                          Mr. Wolcott is a citizen of the United
                                          States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

Mr. Wolcott pledged 375,000 shares of his individually-owned shares as collateral for a loan to the Issuer. Mr. Wolcott's total beneficial ownership is 7,250,000 shares of the Issuer's common stock, including the 6,190,000 shares he owns individually and the 1,060,000 shares he owns as a part owner of Barrington Gap, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Mr. Wolcott beneficially owns a total of 7,250,000 shares of the Issuer's common stock as follows:

(a) Mr. Wolcott directly and personally owns 7,250,000 shares of the Issuer's common stock which comprises 8.9% of the Issuer's total issued and outstanding shares, based on 81,110,294 shares issued and outstanding according to information provided by the Issuer.

(b) Mr. Wolcott has sole voting power as to the 6,190,000 shares he owns directly, but has pledged 375,000 shares of his stock in as collateral for a loan to the Issuer; therefore his sole dispositive power is limited to 5,8155,000 shares. Mr. Wolcott has shared voting power as to the shares he owns by virtue of his ownership interest in Barrington Gap, Inc.

(c) On October 13, 2004, Mr. Wolcott acquired 1,590,000 shares from Barringon Gap, Inc. in one of a series of transactions designed to dissolve Barrington Gap, Inc., bringing Mr. Wolcott's directly held individual ownership to 6,990,000 shares and his indirect ownership to 1,060,000 shares based on the number of shares originally held by Barrington Gap, Inc. On October 25, 2004, Mr. Wolcott sold 275,000 shares of his directly held common stock for $.10 per share. On November 16, 2004, Mr. Wolcott sold 525,000 shares of his directly held common stock for $0.086 per share on November 16, 2004 resulting in his remaining directly held ownership of 6,190,000 shares.

(d) The lender in the bank loan has the power to sell or receive the proceeds from the 375,000 shares as collateral for the bank loan in the event of a default on that loan.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
------------------------------------------------------------------------------

Mr. Wolcott pledged 375,000 shares of his stock in as collateral for a bank loan to the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Loan agreement between bank and Issuer.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 16, 2004

Date

/s/ Joshua Wolcott
-----------------------------------
Joshua Wolcott

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)